United States securities and exchange commission logo





                            July 19, 2021

       Frank Hawley
       Chief Executive Officer
       MHHC Enterprises Inc.
       400 Union ST SE, Ste. 200
       Olympia, WA 98501

                                                        Re: MHHC Enterprises
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed June 23, 2021
                                                            File No. 024-11406

       Dear Mr. Hawley:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Our Company, page 1

   1. We note your response to previous comment 16 regarding your Due from McCusker
                                                        Holdings at December
31, 2019 and September 30, 2020. Please tell us the nature of this
                                                        $383,807 receivable at
December 31, 2018, why the amount had not changed
                                                        at September 30, 2020,
and its ultimate disposition prior to December 31, 2020.
       Risk Factors
       We have not paid cash dividends in the past, page 10

   2. We note your disclosure here that you have "never paid cash dividends on your capital stock and do not
anticipate paying cash dividends on [your] capital stock in the
 Frank Hawley
FirstName  LastNameFrank Hawley
MHHC Enterprises  Inc.
Comapany
July       NameMHHC Enterprises Inc.
     19, 2021
July 19,
Page  2 2021 Page 2
FirstName LastName
         foreseeable future." Please revise and balance this disclosure for consistency with your statement on page 13 that you have approved a dividend of 10 shares of common stock for each 1 share of common stock. Please also include risk factor disclosure regarding the potential dilutive effect of a dividend of common stock.
Management's Discussion and Analysis of FInancial Condition and Results of Operations
Revenues, page 14

3. Given your significant deferred revenue at both December 31, 2020 and March 31, 2021 that exceeds revenue recognized during those periods, please revise your operating results to disclose the change in each period, including whether they relate to changes in the price, volume or amount of products or services sold. Refer to Item 9(a) of Part II of Form
         1-A Management's Discussion and Analysis requirements.
Business, page 17

4. We note your response to our prior comment 6 and reissue in part. Please revise to expand the description of your business to include information about distribution channels, pricing models, clients or client groups. In addition, describe the general development of the business during the past three years. Refer to Item 7(a) of Form
1-A.
Management, page 20

5. We note your response to our prior comment 8 and reissue. Please give a brief summary of your officers and directors business experience during the past five years. This summary should include the dates, companies/organizations and respective positions of your officers and directors during the period of time spanning from year 2016 to 2021.
         Refer to Item 10(c) of Form 1-A.
Executive Compensation, page 21

6. We note your response to our prior comment 9 and reissue. Refer to your disclosure in the Unregistered Sales of Equity Securities and Use of Proceeds section on page 15.
         You state that Mr. Raymond MacKay received 600,000,000 shares of common stock as compensation for services rendered to your subsidiary. We also note the 12,000,000 shares issued on December 28, 2020 to management, as indicated on page
15. Please
         include this compensation in the summary compensation table or advise why it is not included.
Index to Financial Statements, page 28

7. We note that this is a Tier 1 offering and you have not provided audited financial statements; however, you have not indicated in Item 4 of Part I whether your financial statements are audited. If your annual financial statements have not been audited, please revise to select this indication in Item 4, and revise to label the financial statements as "unaudited." However, if your financial statements were audited for a purpose other
 Frank Hawley
MHHC Enterprises Inc.
July 19, 2021
Page 3
      than filing Form A-1, provide an audit report that is signed by a CPA or a CPA firm and file their consent. Please refer to Part F/S (b)(2) of Form 1-A.
8. We note your December 31, 2019 financial statement are significantly different from those with the same date, as included in your prior Form 1-A filed on January 7, 2021.
      Please tell us the reason(s) for the differences.
Notes Payable, page F-19

9. Please tell us the terms of the notes that comprise the $291,500 and $255,800 notes payable at March 31, 2021 and December 31, 2020, including their inception date, interest rates and maturity.
        You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at
(202) 551-3471
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at
(202) 551-3210
with any other questions.



                                                          Sincerely,
FirstName LastNameFrank Hawley
                                                          Division of
Corporation Finance
Comapany NameMHHC Enterprises Inc.
                                                          Office of Finance
July 19, 2021 Page 3
cc:       William Eilers, Esq.
FirstName LastName